FinlitX Global Corporation

CPA REVIEWED

FINANCIAL STATEMENTS

For the Period

January 1, 2024, to December 31, 2024

Prepared Under Generally Accepted Accounting Principles (GAAP)

TABLE OF CONTENTS

	Page No.
Independent Accountant's Review Report	3
Balance Sheet Year Ending December 31, 2024	4
Statement of Comprehensive Income YE December 31, 2024	5
Cash Flows Statement Fiscal Year 2024	6
Change in Owners' Equity Statement	7
Notes to The Financial Statements	8 - 1 0

OHR CPA (Accounting Consultant)

HasanCPA.Finance@gmail.com
121 South Fruit Street
Concord, NJ 33201

INDEPENDENT ACCOUNTS' REVIEW REPORT

January 27, 2025

Re: FinlitX Global Corporation

To Whom It May Concern

We have reviewed the accompanying Balance Sheet, Statement of Comprehensive Income, Statement of Cash Flows, and Statement of Changes in Shareholders' Equity of FinLitX Global Corporation, as of December 31, 2024, along with the related statement of operations, general ledger report, and bank transactions for the period extending from January 1, 2024, to December 31, 2024. This review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures or obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated January 27, 2025, on our consideration of FinlitX Global Corporation, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal controls over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering FinlitX Global Corporation, with internal control over financial reporting and compliance.

Osama Hasan
Certified Public Accountant
Licensed# 08027

See notes to the Financial Statement

FinLitX Global Corporation
Balance Sheet
(Unaudited)

		As of December 31, 2024
ASSETS		
Cash	$	1,004,690
Accounts receivable		87,128
Total current assets		1,091,818
Equipment		78,300
Total Fixed Assets		78,300
Total assets	$	1,170,118
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$	274,599
Accrued interest payable		-
Total current liabilities		274,599
Total Liabilities		274,599
Common stock, par value $01; 2,000,000 shares authorized,		
725,540 issued and outstanding		-
Common stock, par value $01; 2,000,000 shares authorized,		
800,000 issued and outstanding		8,005
Paid-in-capital		75,460
Retained earnings		812,054
Total shareholders' equity		895,519
Total liabilities and shareholders' equity	$	1,170,118

FinLitX Global Corporation
Statement of Comprehensive
Income
(Unaudited)

	For the Period January 1, 2024 to December 31, 2024
Revenue	$ 1,711,378
COGS	898,233
Gross Profit	813,145
Expenses:	
Sales and marketing	190,400
General and administrative	119,842
Research and development	281,100
Total expenses	591,342
Net income before taxes	221,891
Provision for income taxes	-
Net income	$ 221,891

FinLitX Global Corporation
Statements of Cash Flows
(Unaudited)

	For the Period January 1, 2024 to December 31, 2024
Cash flows from operating activities:	
Net income	$1,004,690
Changes in operating assets and liabilities:	
Accounts payable	165,413
Accrued interest payable	-
Accounts receivable	(123,424)
Net cash provided by operating activities	1,046,679
Cash flows from investing activities	
Capital expenditures	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of preferred stock	-
Net cash provided by financing activities	-
Net cash increase for period	221,891
Cash at beginning of period	1,004,690
Cash at end of year	1,226,581

FinLitX Global Corporation

Statement of Changes in Shareholders' Equity

For the Period January 1, 2024 to December 31, 2024

(Unaudited)

	Common Stock		Preferred Stock			Retained	Total Shareholders'
	Shares	Amount	Shares	Amount	Paid-in-Capital	Earnings	Deficit
Balance, January 01, 2024	727,202	$ 7,250	800,000	$ -	$ 72,760	$ -	$ 72,760
Sale of common stock	540	2,700			(2,700)		-
Sale of preferred stock							-
Net income						$ 812,054	$ 812,054
Balance, December 31, 2024	727,742	$ 2,700	800,000	$ -	$ 70,060	$ 812,054	$ 884,814

FinLitX Global Corporation

Notes to the Financial Statements
For the Year Ended December 31, 2024

NOTE I - ORGANIZATION

FinlitX Global Corporation (FinLitX GC) is a FinTech firm specializing in education technology. FinlitX Global Corporation provides an artificial intelligence curated autonomous e-learning platform that teaches financial literacy, reducing institution costs, improving learning outcomes and providing access for disadvantaged populations. FinlitX GC has offices in Brooklyn, New York, Philadelphia, Pennsylvania and Miami Beach, Florida. FinlitX GC was incorporated as a new technology venture in September 2022, however, has more than 16 years' experience in the education and technology industry sectors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the period ended December 31, 2024.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

OHR CPA (Accounting Consultant)

HasanCPA.Finance@gmail.com
121 South Fruit Street
Concord, NJ 33201

Cash and Cash Equivalent: Cash consists of cash in hand or on deposit with the bank until December 31, 2024.

Investing Activities: Investing activities include making and collecting loans, purchasing, and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the business.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

NOTE 3 – FINLITX GLOBAL CORPORATION CAPITALIZATION TABLE

CAP TABLE

	Company Valuation Total Value ($)	Per Share ($)	# of Shares	% of Total
Series A				
Pre-Money Valuation	$4,000,000	$5.00	800,000	52.36%
New Equity Raised	$3,638,710	$5.00	727,742	47.64%
Post-Money Valuation	$7,638,710	**$5.00**	1,527,742	100.00%

Company Ownership Cap Table

Shareholders	Capital ($)	Common Shares	Preferred Shares	Total Shares	% Ownership
Dwayne Alexis Samuels	$2,500,000		500,000	500,000	32.7
Natasha Seay	$1,500,000		300,000	300,000	19.6
Harold Epps	$1,000,000	200,000		200,000	13.1
Kevin T. Bell	$625,000	125,000		125,000	8
Jeffrey Gardere, PhD	$625,000	125,000		125,000	8
Terrence Roberts, PhD	$625,000	125,000		125,000	8
Abbas Moloo	$125,000	25,000		25,000	1.6
James Amoroso	$625,000	125,000		125,000	8
FGC Trust	$13,710	2742		2742	1
Total	**$7,638,710**	**727742**	**800,000**	**1,527,742**	**100**

NOTE 4 - FINANCIAL INSTRUMENTS

The Company financial instruments are primarily comprised of short-term, notes receivable and notes payable. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on the assumptions, management believes the fair market values of the company's financial instruments are not materially different from their recorded amounts as of December 31, 2024, or the earliest date such instruments were issued.

NOTE 5 - CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements or reclassifications have been made in these financial statements during the year.

NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions through December 31, 2024, to determine the need for any adjustments to and/or disclosures within the financial statements as for the year ended December 31, 2024. The management has performed such analysis through December 31, 2024, the date the financial statements were available to be issued.

_____

FinlitX Global Corporation

CPA REVIEWED

FINANCIAL STATEMENTS

For the Period

January 1, 2023 To December 31, 2023

Prepared Under Generally Accepted Accounting Principles (GAAP)

TABLE OF CONTENTS

	Page No.
Independent Accountant's Review Report	3
Balance Sheet Year Ending	4
Statement of Comprehensive Income YE 2023	5
Cash Flows Statement Fiscal Year 2023	6
Change in Owners' Equity Statement	7
Notes to The Financial Statements	8 - 1 0

OHR CPA (Accounting Consultant)

HasanCPA.Finance@gmail.com
121 South Fruit Street
Concord, NJ 33201

INDEPENDENT ACCOUNTS' REVIEW REPORT

March 15, 2024

Re: FinlitX Global Corporation

To Whom It May Concern

We have reviewed the accompanying Balance Sheet, Statement of Comprehensive Income, Statement of Cash Flows, and Statement of Changes in Shareholders' Equity of FinLitX Global Corporation, as of December 31, 2023, along with the related statement of operations, general ledger report, and bank transactions for the period extending from January 1, 2023, to December 31, 2023. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures or obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated March 15, 2024 on our consideration of FinlitX Global Corporation, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal controls over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering FinlitX Global Corporation, with internal control over financial reporting and compliance.

Osama Hasan
Certified Public Accountant
Licensed# 08027

See notes to the Financial Statement


FinLitX Global Corporation

Balance Sheet

(Unaudited)


	As of December 31, 2023
ASSETS	
Cash	$ 1,004,690
Accounts receivable	97,128
Total current assets	1,101,818
Equipment	78,300
Total Fixed Assets	78,300
Total assets	$ 1,180,118
LIABILITIES AND SHAREHOLDERS' EQUITY	
Accounts payable	$ 95,001
Accrued interest payable	-
Total current liabilities	95,001
Total Liabilities	95,001
Common stock, par value $01; 2,000,000 shares authorized, 725,000 issued and outstanding	-
Common stock, par value $001; 2000,000 shares authorized, 800,000 issued and outstanding	8,000
Paid-in-capital	72,760
Retained earnings	590,163
Total shareholders' equity	670,923
Total liabilities and shareholders' equity	$ 765,924

FinLitX Global Corporation
Statement of Comprehensive Income
(Unaudited)

	For the Period January 1, 2023 to December 31, 2023
Revenue	$ 1,825,407
COGS	849,622
Gross Profit	975,785
Expenses:	
Sales and marketing	212,713
General and administrative	142,655
Research and development	103,014
Total expenses	458,382
Net income before taxes	517,403
Provision for income taxes	-
Net income	$ 517,403

FinLitX Global Corporation
Statements of Cash Flows
(Unaudited)

	For the Period January 1, 2023 to December 31, 2023
Cash flows from operating activities:	
Net income	$ 517,403
Changes in operating assets and liabilities:	
Accounts payable	95,001
Accrued interest payable	-
Accounts receivable	(97,128)
Net cash provided by operating activities	515,276
Cash flows from investing activities	
Capital expenditures	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of preferred stock	-
Net cash provided by financing activities	-
Net cash increase for period	515,276
Cash at beginning of period	489,414
Cash at end of year	$ 1,004,690
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -

FinLitX Global Corporation

Statement of Changes in Shareholders' Equity

For the Period January 1, 2023 to December 31, 2023

(Unaudited)

	Common Stock		Preferred Stock			Retained	Total Shareholders'
	Shares	Amount	Shares	Amount	Paid-in-Capital	Earnings	Deficit
Balance, January 01, 2023	727,202	$ 7,250	800,000	$ -	$ 72,760	$ -	$ 72,760
Sale of common stock		-			-		-
Sale of preferred stock							-
Net income						517,403	517,403
Balance, December 31, 2023	727,202	$ -	800,000	$ -	$ 72,760	$ 517,403	$ 590,163

FinLitX Global Corporation

**Notes to the Financial Statements
For the Year Ended December 31, 2023**

NOTE I - ORGANIZATION

FinlitX Global Corporation (FinLitX GC) is a FinTech firm specializing in education technology. FinlitX Global Corporation provides an artificial intelligence curated autonomous e-learning platform that teaches financial literacy, reducing institution costs, improving learning outcomes and providing access for disadvantaged populations. FinlitX GC has offices in Brooklyn, New York, Philadelphia, Pennsylvania and Miami Beach, Florida. FinlitX GC was incorporated as a new technology venture in September 2022, however, has more than 16 years' experience in the education and technology industry sectors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the period ended December 31, 2023.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Cash and Cash Equivalent: Cash consists of cash in hand or on deposit with the bank until December 31, 2023.

Investing Activities: Investing activities include making and collecting loans, purchasing, and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the business.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

NOTE 3 – FINLITX GLOBAL CORPORATION CAPITALIZATION TABLE

Cap Table

	Company Valuation Total Value ($)	Per Share ($)	# of Shares	% of Total
Series A				
Pre-Money Valuation	$4,000,000	$5.00	800,000	52.40%
New Equity Raised	$3,636,010	$5.00	727,202	47.60%
Post-Money Valuation	**$7,636,010**	**$5.00**	**1,527,202**	**100.00%**

Company Ownership Cap Table					
Shareholders	**Capital ($)**	**Common Shares**	**Preferred Shares**	**Total Shares**	**% Ownership**
Dwayne Alexis Samuels	$2,500,000		500,000	500,000	32.7
Natasha Seay	$1,500,000		300,000	300,000	19.6
Harold Epps	$1,000,000	200,000		200,000	13.1
Kevin T. Bell	$625,000	125,000		125,000	8
Jeffrey Gardere, PhD	$625,000	125,000		125,000	8
Terrence Roberts, PhD	$625,000	125,000		125,000	8
Abbas Moloo	$125,000	25,000		25,000	1.6
James Amoroso	$625,000	125,000		125,000	8
FGC Trust	$11,010	2202		2202	1
Total	**$7,636,010**	**727202**	**800,000**	**1,527,202**	**100**

NOTE 4 - FINANCIAL INSTRUMENTS

The Company financial instruments are primarily comprised of short-term, notes receivable and notes payable. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on the assumptions, management believes the fair market values of the company's financial instruments are not materially different from their recorded amounts as of December 31, 2023, or the earliest date such instruments were issued.

NOTE 5 - CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements or reclassifications have been made in these financial statements during the year.

NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions through December 31, 2023, to determine the need for any adjustments to and/or disclosures within the financial statements as for the year ended December 31, 2023. The management has performed such analysis through March 15, 2024, the date the financial statements were available to be issued.

_____